Morgan, Lewis & Bockius llp
2020 K Street, NW
 Washington, District of Columbia  20006-1806
Tel.  +1.202.373.6000
Fax: +1.202.373.6001
www.morganlewis.com

Christopher D. Menconi
+1.202.373.6173
christopher.menconi@morganlewis.com

Anu Dubey
Senior Counsel
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, DC 20549

May 5, 2015

Re:	Montage Managers Trust (the “Trust”)
File Nos. 333-201441 and 811-23023

Dear Ms. Dubey:

This letter responds to comments you provided in a letter dated February 23, 2015, with respect to the Trust’s Registration Statement on Form N-1A (the “Registration Statement”). The Registration Statement was filed on January 12, 2015 and included disclosure with respect to the following three series of the Montage Managers Trust (the “Trust”): Palmer Square CLO Debt Fund, Palmer Square CLO Senior Debt Fund (together the “CLO Funds”) and North American Pipeline Fund (“Pipeline Fund”). Palmer Square Capital Management LLC, the proposed adviser to the CLO Funds, has decided not proceed with the CLO Funds at this time and therefore disclosure related to the CLO Funds is not included in the Trust’s Pre-Effective Amendment No. 1. As a result, Pre-Effective Amendment No. 1, filed at the same time as this letter, only includes disclosure related to the Pipeline Fund.1 In addition, this letter only addresses your comments related to the Pipeline Fund.

For ease of reference, we have retained the numbers for the comments from your original letter.

PROSPECTUS

Cover page

4.	Comment: The cover page of each prospectus indicates that the principal listing exchange is the “New York Stock Exchange.” Please indicate whether the listing exchange will be the New York Stock Exchange or rather NYSE Arca.

Response: The Fund will be listed on the NYSE Arca. The cover page of the prospectus has been updated accordingly.

[1]	The name of the North American Pipeline Fund has been revised to the “Tortoise North American Pipeline Fund.”

Almaty   Astana   Beijing   Boston   Brussels   Chicago   Dallas   Dubai   Frankfurt   Harrisburg   Hartford   Houston   London   Los Angeles   Miami   Moscow
 New York   Orange County   Paris   Philadelphia   Pittsburgh   Princeton   San Francisco   Santa Monica   Silicon Valley   Tokyo   Washington   Wilmington

Anu Dubey
May 5, 2015

Fees and Expenses (p. 1)

5.	Comment: The information in the fees and expenses tables and examples is incomplete. Please complete this information in the next pre-effective amendment to this registration statement for our review.

Response: The information in the fees and expenses tables and examples has been included.

6.	Comment: On page 33 of the CLO Funds’ prospectus and page 20 of the Pipeline Fund’s prospectus, under “Other Considerations — Distribution and Service Plan,” the disclosure indicates that each fund has adopted a Distribution and Service Plan in accordance with Rule 12b-1 under the Investment Company Act of 1940 (“1940 Act”) under which payments of up to 0.25% of the fund’s average daily net assets may be made. The disclosure further states that the Board has determined that no payments pursuant to this plan will be made for at least the first 12 months of operation. The line item for each fund’s “Distribution and Service (12b-1) fee” in its fee table, however, states that such fee is “None.” Inasmuch as each fund has adopted a Distribution and Service Plan under Rule 12b-1 and could impose a 12b-1 fee under that plan, please revise the fee table to replace “None” with disclosure that reflects the existence of each fund’s Distribution and Service Plan.

Response: The term “None” has been replaced with “0.00%” in the fee table.

Principal Investment Strategies (pp. 2-3)

7.	Comment: The last sentence on page 3 and page 12 in the CLO Funds’ prospectus states that the CLO Funds may invest up to 20% of their assets in certain futures, options and swap contracts, cash and cash equivalents, as well as in debt not included in the Underlying CLO Debt Index or the Underlying CLO Senior Debt Index, respectively, but which the Adviser believes will help the CLO Funds track the Underlying CLO Debt Index and the Underlying CLO Senior Debt Index. The last sentence on page 2 of the Pipeline Fund’s prospectus provides similar disclosure pertaining to futures, options and swap contracts and the Underlying Index. Inasmuch as index funds are generally expected to invest more than 80% of their assets in investments connoted by the applicable index, please disclose that these investments of up to 20% of each fund’s assets will primarily be invested in investments connoted by the Underlying CLO Debt Index, the Underlying CLO Senior Debt Index and the Underlying Index, respectively. See Investment Company Act Release No. 24828 (Jan. 17, 2001), at text accompanying note 16.

Response: The Trust believes the current disclosure in the prospectus is appropriate and consistent with the following representation included in the “Investment Objectives and Policies” discussion of the Trust’s exemptive application:

Anu Dubey
May 5, 2015

Each Fund may also invest up to 20% (“20% Asset Basket”) of its assets in certain index futures, options, options on index futures, swap contracts or other derivatives (“Financial Instruments”), as related to its respective Underlying Index and its Component Securities, cash and cash equivalents, other investment companies, as well as in securities and other instruments not included in its Underlying Index but which the Adviser believes will help the Fund track its Underlying Index.

Summary Information about Purchasing and Selling Shares, Taxes and Financial Intermediary Compensation — Tax Information (p. 7)

8.	Comment: Please add disclosure that distributions made to tax-advantaged arrangements may be taxable upon withdrawal.

Response: Disclosure has been added stating that distributions made to tax-advantaged arrangements may be taxable upon withdrawal.

Fund Management (p. 18)

9.	Comment: On page 30 of the CLO Funds’ prospectus and page 18 of the Pipeline Fund’s prospectus, please add disclosure regarding whether the persons listed under “Portfolio Managers” are jointly and primarily responsible for the day-to-day management of each fund’s portfolio. See Item 5(b) of Form N-1A.

Response: Tortoise Index Solutions, LLC, the Fund’s investment adviser, intends for one portfolio manager to be primarily responsible for the day to day management of the Fund. The disclosure has been updated to reflect this.

Principal Investment Strategies (pp. 2-3)

42.	Comment: Please disclose the types of securities of Pipeline Companies (e.g., equity, debt) that will be included in the Underlying Index and invested in by the Pipeline Fund.

Response: The second sentence of the “Principal Investment Strategies” section has been replaced with the following:

The Underlying Index is a proprietary rules-based, capitalization weighted, float adjusted index designed to track the overall performance of equity securities of North American Pipeline Companies.

43.	Comment: The third sentence on page 2 states that a company that has the largest component of its assets, cash flow or revenue associated with the operation or ownership of energy pipelines and complementary assets is a Pipeline Company. The “largest component” of a company’s assets, cash flow or revenue from pipeline activities may only represent a small portion of assets, cash flow or revenue for that company. Therefore, please revise this portion of the definition of a Pipeline Company to ensure that it includes companies that primarily engage in the pipeline business (e.g., a majority of assets, cash flow or revenue). In addition, please specify what “complementary assets” include or remove the reference to “complementary assets.”

Anu Dubey
May 5, 2015

Response: The sentence has been replaced with the following:

A Pipeline Company is defined as a company that either 1) has been assigned a standard industrial classification (“SIC”) system code and operates in the energy pipeline industry as defined by the SIC system or 2) has at least 50% of its assets, cash flow or revenue associated with the operation or ownership of energy pipelines and other complementary energy storage and transportation assets.

44.	Comment: The third sentence on page 2 states that a company with an “energy pipeline-related standard industrial classification” qualifies as a Pipeline Company. Please either remove “related” from this disclosure or, alternatively, disclose the standard industrial classification categories that are “related.”

Response: Please see the response to comment 43. The sentence has been revised to state a Pipeline Company includes a company that “operates in the energy pipeline industry as defined by the SIC system.”

45.	Comment: The first sentence of the second paragraph on page 2 states that a Pipeline Company must be domiciled in the United States or Canada. Please explain to us how being domiciled in these countries shows that the company’s assets are exposed to the economic fortunes and risks of that country. See Investment Company Act Release No. 24828 (January 17, 2001), at text accompanying note 26.

Response: The sentence has been revised to state a Pipeline Company must be “organized and have its principal place of business” in the United States or Canada. In the release proposing Rule 35d-1, the SEC suggested that the following types of securities could be considered securities of issuers that are tied economically to a particular country or region: (i) securities of issuers that are organized under the laws of a country or of a country within the geographic region or that maintain their principal place of business in the country or region; (ii) securities that are traded principally in a country or region; or (iii) securities of issuers that, during the issuer’s most recent fiscal year, derived at least 50% of its revenues or profits from goods produced or sold, investments made, or services performed in the country or region or that have at least 50% of its assets in the country or region. In the release adopting Rule 35d-1, the SEC indicated that such criteria may be too restrictive and provided flexibility for a fund to invest in additional types of investments that are not addressed by the three criteria in the proposing release. The adopting release, however, did not preclude a fund from using one of the three criterion suggested in the proposing release to determine whether a company’s assets are exposed to the economic fortunes and risks of the country or geographic region indicated by its name. As a result, the Trust believes the revised sentence satisfies the first criterion suggested in the proposing release and therefore serves as a general indicator that a Pipeline Company is exposed to the economic fortunes and risks of the United States or Canada.

Anu Dubey
May 5, 2015

46.	Comment: The first sentence of the third paragraph on page 2 states that the Underlying Index constituents may include four specific types of securities of North American Pipeline Companies. Please replace the language “may include” with “include” and specify each type of security that is included in the Underlying Index. Also, please add disclosure to indicate that the companies described in items (2) and (4) derive at least 50% of their assets, cash flow or revenue from the operation or ownership of energy pipelines.

Response: The types of securities identified are currently the only types of securities that may be considered for inclusion on the Index, according to the Index methodology. The Trust believes the word “may” is appropriate because it is possible that not all of the types of securities will be components of the Underlying Index at any given time (for example, at any given time the Index may not include interests in Pipeline Companies structured as limited liability companies). As previously noted in response to comment 42, all of the types of securities described will be equity securities and the disclosure has been revised to make that more clear.

With respect to the second part of the comment, the Trust believes this is addressed by the revised third sentence on page 2 in response to comment 43, which states:

A Pipeline Company is defined as a company that either 1) has been assigned a standard industrial classification (“SIC”) system code and operates in the energy pipeline industry as defined by the system or 2) has at least 50% of its assets, cash flow or revenue associated with the operation or ownership of energy pipelines and other complementary energy storage and transportation assets.

47.	Comment: The last paragraph on page 2 states that under normal circumstances, the Fund will invest in all of the securities that comprise the Underlying Index but that under various circumstances, the Fund may purchase a sample of the securities in the Underlying Index or use various combinations of other available investment techniques in seeking performance which corresponds to the performance of the Underlying Index. In conformance with the Exemptive Application[2], for which the Trust represented that a fund will either utilize a replication or representative sampling strategy to track its underlying index, please revise this disclosure to indicate whether the Pipeline Fund will utilize a replication or representative sampling strategy (instead of stating that the Pipeline Fund may pursue both strategies). See Exemptive Application, at paragraph no. 8 under “Applicants’ Representations.”

[2]	Investment Company Act Release No. 31382 (December 17, 2014)

Anu Dubey
May 5, 2015

Response: As noted in the prospectus, the Fund expects, under normal circumstances, to invest in all of the securities that comprise the Underlying Index in proportion to their weightings in the Underlying Index. However, in certain circumstances where replication may not be possible or practicable, the Fund may invest in a representative sample of the securities in the Underlying Index to seek performance which corresponds to the performance of the Underlying Index. The Trust does not believe paragraph no. 8 of the Exemptive Application is intended to restrict the Fund to either a replication strategy or a representative sampling strategy, but rather is intended to explain that at any time the Fund will be utilizing either a replication strategy or a representative sampling strategy. Requiring the Fund to utilize a replication strategy at all times would not take into consideration those circumstances where replication may not be possible or practicable.

The Trust believes the current disclosure in the prospectus is appropriate and consistent with the following representation included in the “Investment Objectives and Policies” discussion in the Trust’s exemptive application, which provides examples of when the Fund may use a representative sampling strategy rather than a replication strategy:

A Fund may utilize a representative sampling strategy with respect to its Underlying Index when a replication strategy might be detrimental to its Beneficial Owners, such as when there are practical difficulties or substantial costs involved in compiling a portfolio of securities to follow its Underlying Index which contains Component Securities too numerous to efficiently purchase or sell; or, in certain instances, when a Component Security becomes temporarily illiquid, unavailable or less liquid.

48.	Comment: The Pipeline Fund must adopt and disclose an investment policy to invest at least 80% of its net assets in the type of investment in its name. See Rule 35d-1(a)(2) and (a)(3) under the 1940 Act. Therefore, the Pipeline Fund should disclose a policy to invest at least 80% of its net assets, plus the amount of any borrowings for investment purposes, in energy pipelines that are tied economically to North America.

Response: The Trust believes this comment is addressed by the following disclosure currently included in the “Additional Investment Strategies” section:

The Fund will normally invest at least 80% of its net assets, plus the amount of any borrowings for investment purposes, in the types of securities suggested by its name (i.e., investments connoted by the Fund’s Underlying Index). If the Fund changes this 80% policy, it will provide Fund shareholders with 60 days’ notice in advance of such change.

49.	Comment: The second paragraph on page 3 states that the Underlying Index was concentrated in the energy infrastructure sector. As the Pipeline Fund is required to invest at least 80% of its assets in the energy pipeline industry, please revise this disclosure to state that the Underlying Index and the Pipeline Fund are concentrated in the energy pipeline industry.

Anu Dubey
May 5, 2015

Response: The disclosure has been revised to state the Underlying Index and the Fund will be concentrated in the energy pipeline industry.

50.	Comment: Please move the disclosure in the fourth paragraph on page 3 elsewhere as it does not describe the Pipeline Fund’s principal strategies. See Item 4(a) of Form N-1A and General Instruction C.3.(b) of Form N-1A.

Response: Given the focus of the Fund’s principal investment strategies, the Adviser believes the disclosure is important information for shareholders and appropriately placed in the summary portion of the prospectus.  The disclosure has been revised to only include the first sentence of the previous paragraph.

Principal Risks (pp. 3-6)

51.	Comment: Please add a specific risk factor that describes the risks of the energy pipeline industry.

Response: The discussion of “Energy Infrastructure Sector Risk” describes the risks associated with investing in the energy pipeline industry. To clarify, this section has been renamed “Energy Pipeline Industry Risk” and references to “energy infrastructure” have been changed to “energy pipeline.”

Additional Investment Strategies (p. 17)

52.	Comment: The first sentence states that the Pipeline Fund “will normally invest at least 80% of its net assets, plus the amount of any borrowings for investment purposes, in the types of securities suggested by its name (i.e., investments connoted by the Fund’s Underlying Index).” Please revise this investment policy so that it is consistent with the representation made by the Trust in its application for exemptive relief that states that a fund will invest at least 80% of its assets (excluding securities lending collateral) in the component securities of its underlying index and depository receipts. See Exemptive Application, at paragraph no. 6 under “Applicants’ Representations.”

Response: The Trust believes the current disclosure is appropriate. The disclosure noted in the comment above is intended to address the 80% net asset test required by Rule 35d-1 under the 1940 Act. The sentence below, currently included in the fourth paragraph of the “Principal Investment Strategies” section, is intended to address the 80% test in paragraph no. 6 of the Exemptive Application.

In seeking to achieve its objective as an index fund, the Fund will normally invest at least 80% of its total assets in securities that comprise the Underlying Index (or depository receipts based on such securities).

Anu Dubey
May 5, 2015

STATEMENT OF ADDITIONAL INFORMATION

Investment Restrictions (pp. 17-19)

53.	Comment: In the last sentence of investment restriction no. 2 of the CLO Funds and of investment restriction no. 1 of the Pipeline Fund, please add “tax-exempt” before “securities of state and municipal governments and their political subdivisions.” See Investment Company Act Release No. 9785 (May 31, 1977).

Response: The term “tax-exempt” has been added as requested.

Management of the Trust — Trustees and Officers (p. 20)

54.	Comment: Please complete the disclosure regarding the trustees and officers of the Trust in the next pre-effective amendment for our review. See Item 17 of Form N-1A.

Response: Disclosure regarding the trustees and officers of the Trust has been included.

Principal Investment Strategies, Policies and Risks (pp. 2-8)

60.	Comment: Please ensure that the investments described in this section are consistent with the principal investments described in the prospectus of the Pipeline Fund. For example, disclosure on page 5 describes investments in REITs as a principal investment of the Pipeline Fund although such investments are not described as principal investments in the prospectus.

Response: The disclosure has been revised accordingly.

Principal Investment Strategies, Policies and Risks — Concentration (p. 8)

61.	Comment: The first sentence states that the Pipeline Fund may concentrate its investments in a particular industry or group of industries. Please revise this language to state that the Pipeline Fund will concentrate its investments in energy pipelines.

Response: The discussion has been revised to note the Underlying Index and Fund will be concentrated in the energy pipeline industry.

Investment Restrictions (p. 17)

62.	Comment: Please add to investment restriction no. 1 that the Pipeline Fund will concentrate in the energy pipeline industry.

Response: The disclosure has been added as requested.

Anu Dubey
May 5, 2015

Investment Advisory and Other Services — The Adviser (p. 22)

63.	Comment: The Trust represents in its Exemptive Application that Palmer Square Capital Management LLC will serve as the investment adviser to the “Initial Funds” listed in Appendix A to the Application (i.e., the CLO Funds) and that Palmer Square Capital Management LLC or an entity controlling, controlled by or under common control with Palmer Square Capital Management LLC will serve as investment adviser to any fund that may be created in the future. Tortoise Capital Advisors, L.L.C. is the investment adviser to the Pipeline Fund. Please explain how this is consistent with the Trust’s representations. See Exemptive Application, paragraphs no. 2 and 4 under “Applicants’ Representations.”

Response: The Fund will be managed by a newly created entity, Tortoise Index Solutions, LLC. Palmer Square Capital Management LLC and Tortoise Index Solutions, LLC are under common control.

GENERAL PROCEDURAL COMMENTS

65.	Comment: Where a comment is made with respect to disclosure in one location of the filing, it applies to all similar disclosure found elsewhere.

Response: Applicable disclosure will be updated accordingly.

66.	Comment: We note that portions of your filing are incomplete. We may have additional comments on such portions when you complete them in pre-effective amendments, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendment.

Response: The Trust understands there may be additional comments on incomplete portions of the filing.

67.	Comment: If you intend to omit certain information from the form of prospectus included with the registration statement that is declared effective in reliance on Rule 430A under the Securities Act, please identify the omitted information to us supplementally, preferably before filing the pre-effective amendment.

Response: The Trust does not intend to omit information from the form of prospectus included with the registration statement that is declared effective.

68.	Comment: Please advise us if you have submitted or expect to submit any exemptive applications, other than the Exemptive Application, or no-action requests in connection with your registration statement.

Response: No other exemptive applications (other than the Exemptive Application) or no-action request has been submitted or is expected to be submitted at this time.

Anu Dubey
May 5, 2015

69.	Comment: Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act of 1933 (“1933 Act”). Where no change will be made in the filing in response to a comment, please indicate this fact in a supplemental letter and briefly state the basis for your position.

Response: Responses will be reflected in a pre-effective amendment, filed at the same time as this letter.

70.	Comment: We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Trust and its management are in possession of all facts relating to the Trust’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Response: The Trust and its management understand.

71.	Comment: Notwithstanding our comments, in the event the Trust requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

•	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	The Trust may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Response: The Trust will furnish a letter acknowledging the information above when it requests acceleration of the effective date of the registration statement.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

***************

Anu Dubey
May 5, 2015

The Trust acknowledges the Commission press release, dated June 24, 2004 (“Press Release”), in which the Commission announced that, in connection with any filing upon which comments are provided to a registrant by the Commission staff, the staff would require a written representation from the registrant to the effect that the comment process would not be used as a defense by the registrant in any securities related litigation brought against it. In accordance with the position announced in the Press Release, and on behalf of the Trust, the Trust acknowledges that it is responsible for the adequacy and accuracy of the disclosures in its filings with the Commission and that it may not assert Commission staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. The Trust further acknowledges that Commission staff comments or changes to disclosures in response to Commission staff comments in a filing reviewed by the Commission staff do not foreclose the Commission from taking any action with respect to such filing.

We hope that the foregoing is responsive to each of the comments you provided. Please do not hesitate to contact the undersigned at (202) 373-6173 if you have any questions concerning the foregoing.

Sincerely,

/s/ Christopher D. Menconi

Christopher D. Menconi

cc:	Michael Glazer
Beau Yanoshik